UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

e

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

1st QUARTER 2019 | RESULTS | (BR GAAP)

Disclaimer

Santander

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events.

Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning.

Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed in this presentation.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

- OUTLOOK
- INNOVATION
- EXPERIENCE

1st Santander Brasil Investor Day

São Paulo, 2019

10/08

033 Rooftop | Santander Theater

Please visit the Investor Relations website for further information

www.ri.santander.com.br

Santander

Agenda

- **Key Messages**
- **Santander Group**'s Results
- **Macroeconomic** Scenario
- **1Q19 Results** Highlights
- **Final Remarks**

Santander

Profitability evidenced by the effectiveness of our business model...


Santander
PRIVATE BANKING
webmotors

Revenues	+7% YoY
Allowance for Loan Losses	-2% YoY
Efficiency Ratio	<40%
Recurrence Ratio	>88%


ROE (%)
+991 bps
11.2
12.8
12.6
15.9
19.1
21.1
1Q14
1Q15
1Q16
1Q17
1Q18
1Q19

Payment R$1.0 bi[1] in IoC

[1] Paid as of 04/29/19.

Santander

...underpinned by employee protagonism and focused on improving our customer service...

Our people...

Strengthening the internal culture

92%[1] Engaged employees

Protagonism

Indicators after one year of implementation

MEU LUGAR SANTANDER[2]

+500k Views

Acknowledgements

GUIA EXAME Diversidade 2019 — **Company of the Year for Diversity**

TOP COMPANIES — **2nd place on Linkedin Top Companies**

Our customers...

nps

Net promoter score



+10 points
49
57
59
1Q18
4Q18
1Q19

Customers[3] grow for the 46th consecutive month

Active
24.9 MM
+12% YoY

Loyal
5.3 MM
+15% YoY

Digital
12.3 MM
+35% YoY

1st place in customer service in the banking sector[4]

[1] Global Corporate Survey. [2] Internal mobility program. [3] Active account holders. [4] According to the EXAME/IBRC Customer Service ranking.

...generating profitable market share gains in strategic businesses...

Loans[1] 9.4% +47 bpsYoY

Deposits[1,2] 11.0% +81 bpsYoY

Vehicles
23.5%[1]
(+8 bps YoY)



Cards
13.3%[1]
(+103 bps YoY)



Payroll Loans
10.2%[1]
(+144 bps YoY)


ole

Getnet
12.3%[3]
(+132 bps YoY)
in turnover


getnet

Agri-LCA
8.5%[1]
(+278 bps YoY)



[1] BACEN, February/19. [2] Including demand, time and savings deposits, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Secured Real Estate Notes (LIG). [3] ABECS – "Monitor Bandeiras", 4Q18.

Santander

...allowing us to capture opportunities...

- Macro Environment
- New Businesses
- Current Businesses
- Cross-Sell
- Efficiency

Capital discipline and liquidity

ben

Santander Auto

We keep moving forward with our **continuous growth story**

...in addition to supporting society in the regions where we operate

Innovation and leadership


R$730MM
in portfolio[1]
PROSPERA
Santander
SuperGet
+1MM
accreditations[3]
superdigital
2.2MM
Accounts opened[2]

SuperGet

Pioneers

In **standardizing** debit and credit **transaction fees** and **payment deadlines**


SuperGet

Innovative and responsible strategy, so that people and businesses prosper

[1] In 1Q19. [2] Since May/17. [3] Ambition in 12 months.

Agenda

- Key Messages
- **Santander Group's Results**
- Macroeconomic Scenario
- 1Q19 Results Highlights
- Final Remarks

Santander

Well-diversified results



Brazil

contributed

29%

of 1Q19

results


29%
16%
11%
13%
SCF
8%
7%
6%
5%
3%


52%
America[1]
48%
Europe

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Fitch Ratings	A-	F2	Stable

Attributable Profit
(EUR million)


-10%
2,054
1,840
1Q18
1Q19

(*) Excluding Corporate Center and real estate activities in Spain. [1] Including 2% from other Latam countries.

Agenda

- Key Messages
- Santander Group's Results
- **Macroeconomic Scenario**
- 1Q19 Results Highlights
- Final Remarks

Santander

Gradual recovery in economic activity

GDP | *Real annual growth (%)*


1.0
1.1
1.7
2.5
2.5
2017
2018
2019 (e)
2020 (e)
2021 (e)

Interest rate | *SELIC (%)*


7.00
6.50
6.50
7.50
8.00
2017
2018
2019 (e)
2020 (e)
2021 (e)

Inflation | *IPCA (%)*


3.0
3.8
4.0
4.0
3.8
2017
2018
2019 (e)
2020 (e)
2021 (e)

Exchange rate | *(R$/US$)*


3.30
3.87
3.75
3.80
3.82
2017
2018
2019 (e)
2020 (e)
2021 (e)

Source: Central Bank of Brazil (BACEN), IBGE and Focus Research projections (04/18/2019).

Agenda

Santander

- **Key Messages**
- **Santander Group**'s Results
- **Macroeconomic** Scenario
- **1Q19 Results** Highlights
- **Final Remarks**

Santander

Recurring generation of solid results, supported by the evolution of our commercial strategy

Net profit reaches R$ 3.5 billion in 1Q19, growing 22%YoY

(R$ million)


22%
2%
2,859
3,025
3,108
3,405
3,485
1Q18
2Q18
3Q18
4Q18
1Q19

Sustainable profitability for more than three consecutive years

Expansion in the base of active customers[1] for the 46th consecutive month and greater transactionality **boost revenues**

Positive dynamics in the loan portfolio, corroborated by profitable market share gains

Effectiveness of our risk model

Costs under control despite accelerated growth

[1] Active account holders, March/19.

Santander

Managerial P&L *(R$ million)*	1Q19	1Q18	12M	1Q19	4Q18	3M
Net Interest Income	10,758	10,163	5.9%	10,758	10,747	0.1%
Fees	4,529	4,134	9.5%	4,529	4,725	-4.1%
Total Revenues	**15,287**	**14,298**	**6.9%**	**15,287**	**15,472**	**-1.2%**
Allowance for Loan Losses	(2,596)	(2,652)	-2.1%	(2,596)	(2,986)	-13.1%
General Expenses	(5,102)	(4,805)	6.2%	(5,102)	(5,487)	-7.0%
Others	(2,483)	(2,283)	8.8%	(2,483)	(2,431)	2.1%
Profit Before Taxes	**5,106**	**4,557**	**12.0%**	**5,106**	**4,567**	**11.8%**
Taxes and Minority Interest	(1,621)	(1,698)	-4.6%	(1,621)	(1,162)	39.5%
Managerial Net Income	**3,485**	**2,859**	**21.9%**	**3,485**	**3,405**	**2.3%**

NII remains stable in the quarter and shows good evolution in the year, mainly in loans

Net Interest Income Breakdown *(R$ million)*


6%
0%
10,163
10,460
10,629
10,747
10,758
2,649
2,383
2,490
2,504
2,494
805
900
956
995
951
6,709
7,177
7,183
7,248
7,314
1Q18
2Q18
3Q18
4Q18
1Q19
Loan
Funding
Other

Interest Income | Ratios


Loan
10.0%
10.2%
9.7%
9.7%
9.9%
Funding
1.2%
1.3%
1.3%
1.4%
1.3%
1Q18
2Q18
3Q18
4Q18
1Q19

Selic Interest Rate Target | Average

1Q18	2Q18	3Q18	4Q18	1Q19
6.8%	6.5%	6.5%	6.5%	6.5%

Santander

Individuals and consumer finance are the top performers within the loan portfolio segments


Loan Portfolio (R$ million)
11%
2%
280.4
290.5
298.4
305.3
310.7
40.5%
41.3%
42.0%
43.4%
44.0%
15.6%
15.6%
15.8%
16.4%
16.5%
11.8%
11.6%
11.6%
11.7%
11.5%
32.1%
31.5%
30.6%
28.5%
28.0%
Mar.18
Jun.18
Sep.18
Dec.18
Mar.19
Individuals
Consumer Finance
SMEs
Corporate

R$ million	Mar 19	Mar 18	12M	3M
Individuals	136,556	113,700	20.1%	3.0%
Consumer Finance	51,421	43,611	17.9%	2.7%
SMEs	35,839	32,966	8.7%	0.2%
Corporate	86,898	90,121	-3.6%	0.0%
Total	**310,714**	**280,398**	**10.8%**	**1.8%**
Other Transactions[1]	76,189	73,522	3.6%	-6.5%
Expanded Portfolio	**386,904**	**353,920**	**9.3%**	**0.0%**

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets and guarantees.

We reclassified the loan portfolio between SMEs and Corporate segments. Meanwhile, we also have changed the 2018 information in order to give better comparison.

Funding from customers has a positive performance in the quarter. In the year, it grows 6%, highlighted by time deposits

Funding from Customers *(R$ billion)*



6%
1%
316.8
324.9
337.0
332.3
336.1
Mar.18
Jun.18
Sep.18
Dec.18
Mar.19

R$ million	Mar 19	Mar 18	12M	3M
Demand Deposits	17,940	16,799	6.8%	-4.7%
Savings Deposits	46,211	41,409	11.6%	0.3%
Time Deposits + Debentures[1]	233,887	219,029	6.8%	1.5%
Financial Bills[2]	38,081	39,581	-3.8%	3.2%
Funding from Customers	**336,119**	**316,818**	**6.1%**	**1.2%**
(-) Reserve Requirements	(71,851)	(61,601)	16.6%	2.5%
Others	71,872	60,799	18.2%	2.5%
Total Funding	**336,140**	**316,016**	**6.4%**	**1.2%**
Funds	302,295	298,943	1.1%	2.2%
Total Funding + AUM	**638,435**	**614,959**	**3.8%**	**1.6%**

[1] Including Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA) and Secured Real Estate Notes (LIG). [2]Including Structured Transaction Certificates (COE).

Fees with seasonality in the quarter and growth of 10% in the year

Fees *(R$ million)*


10%
-4%
4,134
4,275
4,135
4,725
4,529
1Q18
2Q18
3Q18
4Q18
1Q19

R$ million	1Q19	1Q18	12M	3M
Asset Management	251	252	-0.3%	2.1%
Current Account	910	798	14.0%	2.7%
Lending Operations	324	386	-15.9%	-0.8%
Insurance	739	662	11.6%	-8.6%
Cards	1,639	1,360	20.5%	-0.6%
Collections Services	375	373	0.5%	-5.9%
Securities Placement, Custody and Brokerage	192	162	18.7%	-21.6%
Other	99	143	-30.9%	-40.1%
Total	**4,529**	**4,134**	**9.5%**	**-4.1%**

Santander

Risk model resilience keeps loan portfolio quality indicators at controlled levels


NPL from 15 to 90 days
6.0%
5.7%
5.6%
5.5%
5.7%
4.3%
4.2%
4.0%
4.2%
4.1%
2.2%
2.4%
2.1%
2.6%
1.8%
Mar.18
Jun.18
Sep.18
Dec.18
Mar.19
NPL over 90 days
3.7%
3.8%
3.8%
3.9%
3.9%
2.9%
2.8%
2.9%
3.1%
3.1%
2.0%
1.7%
1.9%
1.9%
1.9%
Mar.18
Jun.18
Sep.18
Dec.18
Mar.19
Coverage Ratio over 90 days
216%
219%
207%
201%
195%
Mar.18
Jun.18
Sep.18
Dec.18
Mar.19
Individuals
Total
Corporate & SMEs

Provisions and cost of credit stay under control, supported by rigorous risk management


Allowance for Loan Losses (R$ million) and Cost of Credit (%)
3.4%
3.2%
3.1%
3.5%
3.0%
2,652
2,604
2,618
2,986
2,596
3,204
3,181
3,126
3,557
3,042
(552)
(577)
(508)
(571)
(446)
1Q18
2Q18
3Q18
4Q18
1Q19
Recovery of Written-Off Loans
Provisions for Loan Losses
Cost of Credit

Improved efficiency in the year supported by our continued focus on productivity

Expenses *(R$ million)*



6%
-7%
4,805
4,867
5,020
5,487
5,102
548
556
569
589
580
4,257
4,311
4,452
4,898
4,522
1Q18
2Q18
3Q18
4Q18
1Q19
General Expenses
Depreciation and Amortization

R$ million	1Q19	1Q18	12M	3M
General Expenses	4,522	4,257	6.2%	-7.7%
Administrative Expenses	2,203	1,948	13.1%	-12.2%
Personnel Expenses	2,319	2,309	0.4%	-2.9%
Depreciation and Amortization	580	548	5.8%	-1.6%
Total	**5,102**	**4,805**	**6.2%**	**-7.0%**

1Q19 Performance

Santander

Efficiency Ratio



40.0%
42.6%
39.8%
-0.2p.p. YoY
1Q18
4Q18
1Q19

Recurrence Ratio



86.0%
86.1%
88.8%
2.8 p.p. YoY
1Q18
4Q18
1Q19

ROAA



1.6%
1.7%
1.7%
0.1 p.p. YoY
1Q18
4Q18
1Q19

ROAE



19.1%
21.1%
21.1%
2.0 p.p. YoY
1Q18
4Q18
1Q19

Comfortable capital and liquidity levels

Loans/ Funding from Customers


88.5%
91.9%
92.4%
Mar.18
Dec.18
Mar.19

BIS Ratio [1]


15.3%
15.1%
15.4%
13.2%
12.8%
13.2%
Mar.18
Dec.18
Mar.19
BIS Ratio
CET1 [2]

We declared IoC

1Q19 | R$ 1.0 Bi[3]

[1] Basel III rules became fully effective starting in 2019. Therefore, the Phase-in and Fully Loaded views no longer exist. [2] It is important to mention that CET1 - Fully Loaded was 13.0% in March/18 and 12.5% in December/18. [3] In 1Q19, we apportioned R$ 1.0 billion for Interest on Capital ("IoC"), paid starting from 04/29/19.

Agenda

Santander

Key Messages

Santander Group's Results

Macroeconomic Scenario

1Q19 Results Highlights

Final Remarks

Santander

Focused on the client in a profitable and responsible way, transforming our people and taking care of our shareholders

Total revenues in 1Q19 advance 7% YoY

Active and preventive risk management reverberates on loan quality indicators

Continuous focus on increasing productivity, with a better efficiency ratio in 1Q19

Net Profit in 1Q19 climbs 22% YoY

Largest dividend jump and quarterly IoC in company history

ROE 21.1%, +203bps (1Q19, YoY)

R$ 1bi in IoC
+67% vs. 1Q18

THE SANTANDER ECOSYSTEM



Return
Corporate
Acionistas
getnet
PROSPERA
Negócios e Empresas
Corporate & Investment Banking
FAROL
TEATRO
Santander
033
rooftop
Santander
Banco PSA
webmotors
Financiamentos
Auto
Banco RCI
Private Banking
Asset Management
Securities Services
Universidades
universia
esfera
ben
Select
Van Gogh
olé
ZURICH
Santander
AQUANIMA

Santander


1268.37
Low
Close
EMA5
1196.52
559.57
14:68.05
1290.86
1228.86
1166.86
1104.86
1042.86
11.00
0.00
-11.00
-22.00
73.22
52.22
31.22
10.22

APPENDIX

Santander

Managerial P&L *(R$ million)*	**1Q19**	**1Q18**	**Abs.**	**12M**
Net Interest Income	**10,758**	**10,163**	**595**	**5.9%**
Allowance for Loan Losses	(2,596)	(2,652)	56	-2.1%
Net Interest Income After Loan Losses	**8,162**	**7,511**	**651**	**8.7%**
Fees	4,529	4,134	395	9.5%
General Expenses	(5,102)	(4,805)	(297)	6.2%
Personnel Expenses + Profit Sharing	(2,319)	(2,309)	(10)	0.4%
Administrative Expenses	(2,783)	(2,496)	(287)	11.5%
Tax Expenses	(1,048)	(964)	(83)	8.7%
Other Income (expenses)	(1,447)	(1,334)	(113)	8.5%
Investments in Affiliates and Subidiaries	11	3	9	0.0%
Non-Operating Income	0	13	(12)	-96.2%
Profit Before Taxes	**5,106**	**4,557**	**549**	**12.0%**
Income Tax and Social Contribution Tax	(1,529)	(1,615)	86	-5.3%
Minority Interest	(92)	(83)	(9)	10.5%
Net Profit	**3,485**	**2,859**	**626**	**21.9%**

Santander

Managerial P&L (R$ million)	1Q18	2Q18	3Q18	4Q18	1Q19
Net Interest Income	**10,163**	**10,460**	**10,629**	**10,747**	**10,758**
Allowance for Loan Losses	(2,652)	(2,604)	(2,618)	(2,986)	(2,596)
Net Interest Income After Loan Losses	**7,511**	**7,856**	**8,011**	**7,761**	**8,162**
Fees	4,134	4,275	4,135	4,725	4,529
General Expenses	(4,805)	(4,867)	(5,020)	(5,487)	(5,102)
Personnel Expenses + Profit Sharing	(2,309)	(2,286)	(2,331)	(2,387)	(2,319)
Administrative Expenses	(2,496)	(2,581)	(2,690)	(3,100)	(2,783)
Tax Expenses	(964)	(1,024)	(1,004)	(1,041)	(1,048)
Other Income (expenses)	(1,334)	(1,432)	(1,113)	(1,555)	(1,447)
Investments in Affiliates and Subidiaries	3	6	5	5	11
Non-Operating Income	13	15	6	160	0
Profit Before Taxes	**4,557**	**4,829**	**5,020**	**4,567**	**5,106**
Income Tax and Social Contribution Tax	(1,615)	(1,714)	(1,825)	(1,038)	(1,529)
Minority Interest	(83)	(90)	(87)	(124)	(92)
Net Profit	**2,859**	**3,025**	**3,108**	**3,405**	**3,485**

Santander

Balance Sheet – Assets (R$ million)

Balance Sheet – Assets (R$ million)	Mar.18	Jun.18	Sep.18	Dec.18	Mar.19
Current and Long-Term Assets	**713,329**	**728,300**	**759,235**	**794,664**	**791,371**
Cash and Cash Equivalents	10,658	11,884	14,945	11,629	9,516
Interbank Investments	44,335	53,295	56,923	56,812	33,632
Securities and Derivative Financial Instruments	193,149	187,417	179,682	194,465	195,477
Interbank Accounts	81,953	90,695	92,619	92,443	91,671
Lending Operations	262,811	272,496	280,894	287,129	292,613
Allowance for Loan Losses	(17,747)	(18,096)	(18,224)	(18,789)	(18,700)
Other Receivables	117,606	109,859	131,545	149,507	165,938
Other Assets	2,816	2,654	2,626	2,680	2,524
Permanent Assets	**11,019**	**10,771**	**10,754**	**11,155**	**12,308**
Investments	434	440	477	338	349
Fixed Assets	6,305	6,346	6,266	6,498	6,578
Intangibles	4,281	3,985	4,011	4,319	5,381
Goodwill net of amortization	863	796	727	662	595
Others	3,418	3,189	3,284	3,658	4,787
Total Assets	**724,348**	**739,071**	**769,990**	**805,819**	**803,679**
Total Assets (Excluding Goodwill)	**723,485**	**738,275**	**769,263**	**805,158**	**803,085**

Santander

Balance Sheet – Liabilities and Equity (R$ million)

	Mar.18	Jun.18	Sep.18	Dec.18	Mar.19
Current and Long-Term Liabilities	**659,629**	**673,248**	**701,989**	**738,179**	**733,278**
Deposits	221,268	241,754	250,593	252,072	252,362
Demand Deposits	16,799	17,369	17,421	18,832	17,940
Savings Deposits	41,409	42,571	44,429	46,068	46,211
Interbank Deposits	3,678	4,199	4,111	3,065	3,110
Time Deposits	159,378	177,611	184,626	184,098	185,096
Other Deposits	4	4	6	9	6
Money Market Funding	134,834	133,155	117,545	131,820	109,291
Funds from Acceptance and Issuance of Securities	81,441	77,045	82,221	82,113	85,847
Interbank Accounts	1,752	1,732	1,918	284	1,934
Interbranch Accounts	2,879	2,854	3,593	3,466	2,955
Borrowings	32,231	46,559	50,697	32,672	43,919
Domestic On-Lending-Official Institutions	15,592	14,329	13,531	13,267	12,946
Derivative Financial Instruments	21,072	17,793	16,932	18,900	20,742
Other Payables	148,560	138,027	164,958	203,584	203,281
Deferred Income	470	423	355	337	319
Minority Interest	2,002	2,076	2,095	2,070	1,883
Equity	62,247	63,325	65,551	65,234	68,199
Total Liabilities	**724,348**	**739,071**	**769,990**	**805,819**	**803,679**
Equity (Excluding Goodwill)	**61,384**	**62,529**	**64,824**	**64,572**	**67,605**

Santander

Balance Sheet – Loan Portfolio
(R$ million)

	Mar.19	Mar.18	12M	Dec.18	3M
Individuals	**136,556**	**113,700**	**20.1%**	**132,565**	**3.0%**
Leasing / Auto Loans (*)	2,306	1,893	21.8%	2,229	3.4%
Credit Card	30,631	24,422	25.4%	30,892	-0.8%
Payroll Loans	35,630	28,449	25.2%	33,782	5.5%
Mortgage	33,283	29,117	14.3%	32,438	2.6%
Agricultural Loans	6,258	5,329	17.4%	6,101	2.6%
Personal Loans / Others	28,448	24,490	16.2%	27,122	4.9%
Consumer Finance	**51,421**	**43,611**	**17.9%**	**50,066**	**2.7%**
Corporate	**122,737**	**123,086**	**-0.3%**	**122,628**	**0.1%**
Leasing / Auto Loans	3,253	2,852	14.1%	3,149	3.3%
Real Estate	3,797	5,802	-34.6%	4,099	-7.4%
Trade Finance	26,457	24,256	9.1%	25,806	2.5%
On-Lending	8,974	11,119	-19.3%	9,531	-5.8%
Agricultural Loans	5,426	6,271	-13.5%	5,733	-5.3%
Working Capital / Others	74,830	72,787	2.8%	74,310	0.7%
Total	**310,714**	**280,398**	**10.8%**	**305,260**	**1.8%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 45,172 MM in Mar/19, R$ 43,483 MM in Dec/18 and R$ 38,185 MM in Mar/18.

OUR TURNOVER HAS INCREASED BY 16%
IN THE LAST 12 MONTHS

		1Q19	1Q18	12M
Credit	Turnover (R$ milion)	29,144	24,796	18%
	Transactions (thousand)	232.3	191.1	22%
Debit	Turnover (R$ million)	18,496	16,107	15%
	Transactions (thousand)	320.4	273.9	17%
Total	Turnover (R$ million)	47,640	40,903	16%
	Transactions (thousand)	552.8	465.0	19%


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Investor Relations (Brazil)

Av. Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
Fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM

FTSE4Good

ISE B3 2019